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                                                              OMB APPROVAL
                           UNITED STATES               -------------------------
                SECURITIES AND EXCHANGE COMMISSION     OMB Number:     3235-0058
                       Washington, DC 20549            Expires:   March 31, 2006
                                                       Estimated average burden
                            FORM 12b-25                hours per response...2.50
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                    NOTIFICATION OF LATE FILING              SEC FILE NUMBER
                                                                000-49906
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                                                         ----------------------
                                                              CUSIP NUMBER
(Check One):  [_]Form 10-K [_]Form 20-F [_]Form 11-K           577940109
              [X]Form 10-Q [_]Form N-SAR                 ----------------------

     For Period Ended: March 31, 2003
                       ----------------------------------
     [_] Transition Report on Form 10-K
     [_] Transition Report on Form 20-F
     [_] Transition Report on Form 11-K
     [_] Transition Report on Form 10-Q
     [_] Transition Report on Form N-SAR
     For the Transition Period Ended:
                                      ------------------------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I -- REGISTRANT INFORMATION

MaxWorldwide, Inc.
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Full Name of Registrant

L90, Inc.
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Former Name if Applicable

50 West 23rd Street, Fourth Floor
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Address of Principal Executive Office (Street and Number)

New York, New York 10010
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a)  The reasons described in reasonable detail in Part III of this
       |      form could not be eliminated without unreasonable effort or
       |      expense;
       |

       |   (b) The subject annual report, semi-annual report, transition report
       |       on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will
   |X| |       be filed on or before the fifteenth calendar day following the
       |       prescribed due date; or the subject quarterly report or
       |       transition report on Form 10-Q, or portion thereof, will be filed
       |       on or before the fifth calendar day following the prescribed due
       |       date; and
       |

       |  (c)  The accountant's statement or other exhibit required by Rule
       |       12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed by the registrant in a press release issued August 16, 2002, and in other public filings, the registrant had undertaken a review of its previously reported financial statements and did not complete the review until earlier this month when the registrant filed its Form 10-K for its fiscal year ended December 31, 2002 with the Commission on May 9, 2003. Because of the delay in filing the Form 10-K, the registrant requires 5 additional days to complete the review of the Form 10-Q for the period ended March 31, 2003.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                 Peter M. Huie                     (212)          302-2424
     ----------------------------------------  -------------  ------------------
                    (Name)                      (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |_| Yes |X| No

                                   Form 10-Q for the quarter ended June 30, 2002
                              Form 10-Q for the quarter ended September 30, 2002

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant's results of operations for the three months ended March 31, 2003 is expected to change significantly from its results of operations for the three months ended March 31, 2002. The change is principally the result of (1) the registrant's acquisition of the North American media business of DoubleClick Inc. in July 2002, (2) the registrant's disposition of its MaxDirect business in February 2003 and (3) the continued depression of the advertising market.

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                               MaxWorldwide, Inc.
         --------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 15, 2003                     By:  /s/ Peter M. Huie
     -----------------------------       ---------------------------------------
                                         Name:  Peter M. Huie
                                         Title: General Counsel, Senior Vice
                                                President Corporate Affairs,
                                                Secretary


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
------------------------------------         -----------------------------------
            Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (see 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

                                    EXHIBIT A

May 15, 2003


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

To Whom It May Concern:

This letter is written pursuant to the requirements of Rule 12b-25(c) under the Securities Exchange Act of 1934, as amended, and in satisfaction of item (c) of
Part II of Form 12b-25.

We are the auditors of MaxWorldwide, Inc. ("MaxWorldwide"). MaxWorldwide has stated in Part III of its filing on Form 12b-25 that it is unable to timely file its Quarterly Report on Form 10-Q for the period ended March 31, 2003 because, as previously disclosed by the registrant in a press release issued August 16, 2002, and in other public filings, the registrant had undertaken a review of its previously reported financial statements and did not complete the review until earlier this month when the registrant filed its Form 10-K for its fiscal year ended December 31, 2002 with the Commission on May 9, 2003. Because of the delay in filing the Form 10-K, the registrant requires 5 additional days to complete the review of the Form 10-Q for the period ended March 31, 2003.

We hereby advise you that we have read the statements made by MaxWorldwide in
Part III of its filing on Form 12b-25 and agree with the statements made therein.

Sincerely,


/s/ PricewaterhouseCoopers LLP